Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County, Taiwan

        November 26, 2008

VIA EDGAR

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Omphalos, Corp.
Form 10-KSB for the year ended December 31, 2007
Filed April 11, 2008
Form 10-Q for the quarter ended March 31, 2008
Form 8-K/A filed April 9, 2008
File No. 000-32341

Dear Ms. Tillan:

The following are responses of Omphalos, Corp. (the “Company”) to the corresponding numbered comments in the November 14, 2008 letter from the Securities and Exchange Commission (the “Commission”). The Company will file an amended Form 10-Q for the quarter ended March 31, 2008 and an amended 10-Q for the quarter ended June 30, 2008, and an amended Form 8-K/A, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter (which approach was discussed by Ms. Julie Sherman with our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180, prior to the preparation of this response).

Form 8-K/A filed April 9, 2008

Financial Statements of Omphalos Corp. and Subsidiaries, page 1

1.
Please refer to our prior comment 1 in our letter dated July 24, 2008. We see your proposed amendment to your Form 8-K/A includes the referenced audit report of Simon & Edward with regards to 2006 and 2005, but it is unclear why you no longer include the financial statements for 2007, as revised based on our other prior comments. Please ensure that your amended Form 8-K/A includes audited financial statements for 2007 and 2006 as well as the related audit reports.

Response:

The amended Form 8-K/A will include audited financial statements for 2007 and 2006 as well as the related audit reports.

Consolidated and Combined Statements of Shareholders’ Equity, page 5

2.
Please refer to our prior comment 4. It appears that you continue to present the stock split as a separate line item in the statement of shareholders' equity in the proposed amendment to your Form 10-Q for the period ended June 30, 2008, please revise or advise.

Response:

The Statement of Shareholders’ Equity that will be included in the financial statements in the proposed amendment to our Form 10-Q for the period ended June 30, 2008, has been amended to eliminate the line item for the stock split.

3.
Further, we see from your proposed amendment to your Form 8-K/A that the amendment includes only audited financial statements for the years ended December 31, 2006 and 2005. Please tell us how you plan to reflect the changes to the December 31, 2007 financial statements that were originally included in the Form 8-K/A filed on April 9, 2008, i.e. the revision to remove the separate line item presented in your Statement of Stockholders Equity' for the period ended December 31, 2007 that reflected the stock split. Please advise. We suggest that your amended Form 8-K/A include the December 31, 2007 and 2006 financial statements, as revised based on our comments, with the inclusion of the report of other auditors, Simon & Edward, following the report of KCCW.

Response:

The amended Form 8-K/A will include the December 31, 2007 and 2006 financial statements, as revised based on the comments in the Commission’s comments, and the audited financial statements for the years ended December 31, 2006 and 2005, with the inclusion of the report of Simon & Edward, following the report of KCCW.

Consolidated and Combined Statements of Cash Flows, page 6

4.
Please refer to our prior comment 6. Please tell us how you think the distribution to the shareholders should be treated and why. Discuss whether the distribution should be reflected as a dividend. Based upon your response, please ensure that the amount is appropriately reflected in the statements of cash flows. Further, please tell us where you have discussed this part of the transaction in the notes to the financial statements.

Response:

We will revise the disclosure in Note 1 to discuss the distribution to the shareholder and whether the distribution should be reflected as a dividend as follows:

“Omphalos Corp. (B.V.I.) was incorporated on October 30, 2001 under the laws of the British Virgin Islands. Omphalos Corp. (Taiwan) was incorporated on February 13, 1991 under the laws of Republic of China. All Fine Technology Co., Ltd. (Taiwan) was incorporated on March 23, 2004 under the laws of Republic of China. All Fine Technology Co., Ltd. (B.V.I.) was incorporated on February 2, 2005 under the laws of the British Virgin Islands. These companies were under common control and owned by same shareholders. On July 4, 2007, Omphalos Corp. (BVI) acquired Omphalos Corp. (Taiwan) and All Fine Technology Co. Ltd. (Taiwan) by paying $334,215 in cash to the shareholders. On October 19, 2007 Omphalos Corp. (BVI) completed the purchase of All Fine Technology Co. Ltd. (BVI) by paying $2,095,230 in cash to the shareholders. Omphalos Corp. (B.V.I) became the 100% shareholder of the other three entities. Pursuant to the common control and ownership of these four entities, the distributions to shareholders are similar to dividend distributions in essence.”

Form 10-Q for the Quarterly Period Ended March 31, 2008

Exhibit 31.1 and 31.2

5.
Please refer to our prior comment 8 and our comment 14 in our letter dated July 24, 2008. We note the following with regards to the certifications included as an exhibit to your proposed 10-Q/A amendments:

•	You replaced the phrase ‘; and’ with a period at the end of paragraph 4(d).

•	You deleted the phrase ‘of internal control over financial reporting’ from paragraph 5.
•	You deleted the phrases `and material weaknesses' and over financial reporting' and `are reasonably likely to' and the word 'information' from paragraph 5(a).
•	You added the word `could' and the phrase `data and have identified for the registrant's auditors any material weaknesses in internal controls' in paragraph 5(a).
•	You added an‘s’ to the word `control' in paragraphs 5(a) and 5(b).

Please revise future filings, including any amendment, to include certifications that are consistent with the language in Item 601(b) (31) of Regulation S-K.

Response:

Future filings, as well as any amendments, will include certifications that are consistent with the language in Item 601(b) (31) of Regulation S-K.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response. Should you require further information, please contact me at 011-8863-322-9658. Otherwise, I look forward to hearing that your follow-up discussion with our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, went satisfactorily and that we should proceed promptly with the preparation and filing of our amended reports.

Very truly yours,

/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 9, 2008

OMPHALOS, CORP.
(Exact name of registrant as specified in its charter)

Nevada	84-1482082
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Unit 2, 15 Fl., 83, Nankan Rd. Sec. 1,
Luchu Taoyuan County
Taiwan
(Address of principal executive offices, Zip Code)

011-8863-322-9658
(Registrant’s telephone number, including area code)

Soyodo Group Holdings, Inc.
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE: Omphalos, Corp. (the “Company”), formerly known as Soyodo Group Holdings, Inc. , is filing this Current Report on Form 8-K/A to amend the Current Report on Form 8-K/A, filed by Soyodo Group Holdings, Inc. with the Securities Exchange Commission on (the “SEC”) on April 9, 2008, that amended the Current Report on Form 8-K initially filed by Soyodo Group Holdings, Inc. with the SEC on February 11, 2008 (i) to include revised audited financial statements of Omphalos, Corp. for the year ended December 31, 2006, prepared by the Company and audited by Simon & Edward, LLP, and dated March 15 2007, together with the consent of Simon & Edward, LLP to permit inclusion of the financial statements, (ii) to include revised audited financial statements of Omphalos, Corp. for the year ended December 31 2007, prepared by the Company and audited by KCCW Accountancy Corp., and dated February 28, 2008, and (iii) to provide the disclosures required by Item 304 of Regulation S-K with regard to the change in the Company’s auditors.

Item 4.01. Changes in Registrant's Certifying Accountant

1.
On April 23, 2007, Omphalos, Corp. (the “Company”) terminated the engagement of Simon & Edward, LLP (“Prior Auditor”) as the independent registered public accounting firm for the Company and engaged KCCW Accountancy Corp. (“KCCW”) as our new independent registered public accounting firm.

2.
The audit report of Prior Auditor on the consolidated financial statements of the Company, and its predecessor company, Soyodo Group Holdings, Inc. and subsidiaries as of and for the year ended December 31, 2006, did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

3.	The decision to engage KCCW was approved by the audit committee of the board of directors, and ratified by the board of directors.

4.
During the Company’s two most recent fiscal years ended December 31, 2006 and December 31, 2005 and through April 23, 2007, the Company did not consult with KCCW as to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that may be rendered on the Company’s financial statements, and KCCW did not provide either a written report or oral advice to the Company that KCCW concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) the subject of any disagreement, as defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K, except that it is noted that the audit partner at Simon & Edward, LLP responsible for the audit of the Company’s financial statements for the fiscal year ended 2006 became an audit partner of KCCW and continued there to be the audit partner responsible for the audit of the Company’s financial statements for the fiscal year ended December 31, 2007.

5.
In connection with the audit of the Company's consolidated financial statements for the fiscal years ending December 31, 2006 (for our predecessor business) and through the date of this Current Report, there were: (i) no disagreements between the Company and Prior Auditor on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Prior Auditor, would have caused Prior Auditor to make reference to the subject matter of the disagreement in their reports on the Company's financial statements for such years, and (ii) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

6.
The Company has provided Prior Auditor, a copy of the disclosures in this Form 8-K and has requested that Prior Auditor furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not Prior Auditor agrees with the Company's statements in this Item 4.01(a). A copy of the letter is filed herewith.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of the Company’s operating company and wholly-owned subsidiary Omphalos Corp. (B.V.I.) for the fiscal years ended December 31, 2007.

(b) Financial statements of the Company's operating company and wholly-owned subsidiary Omphalos Corp. (B.V.I.) for the fiscal years ended December 31, 2006 and December 31, 2005.

(c) Exhibits.

Exhibit Number	Description of Exhibit
16.1	Letter dated September 29, 2008 from Simon & Edward, LLP to the Securities and Exchange Commission, filed herewith.
23.1	Consent of Simon & Edward, LLP dated September 29, 2008, filed herewith.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMPHALOS, CORP.

Date: November 26, 2008	By:	/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board

Exhibit (a)

OMPHALOS CORP. (B.V.I.) AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2007 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Consolidated and Combined Balance Sheets	2 - 3

Consolidated and Combined Statements of Income	4

Consolidated and Combined Statements of Changes in Shareholders' Equity
and Comprehensive Income	5

Consolidated and Combined Statements of Cash Flows	6

Notes to Financial Statements	7 - 16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Omphalos Corp.

We have audited the accompanying consolidated balance sheet of Omphalos Corp. (B.V.I.) and its subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The combined financial statements of Omphalos Corp. (B.V.I.) and its affiliates for the year ended December 31, 2006 were audited by other auditors whose report, dated March 15, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Omphalos Corp. (B.V.I.) as of December 31, 2007, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KCCW Accountancy Corp.

Walnut, California
February 28, 2008

1

OMPHALOS CORP. (B.V. I.)
CONSOLIDATED AND COMBINED BALANCE SHEETS
December 31, 2007 and 2006

Assets	2007	2006
Current Assets
Cash and cash equivalents	$2,783,243	$9,124,178
Accounts receivable, net	3,892,353	1,795,676
Inventory, net	657,788	941,986
Prepaid and other current assets	132,508	93,213
Short-term investments	-	80,487
Total current assets	7,465,892	12,035,540

Leasehold Improvements and Equipment, net	13,808	196,061

Intangible assets, net	29,946	20,375
Deposits	-	11,601
Long-term investments	1,100,704	1,902,166

Total Assets	$8,610,350	$14,165,743

The Accompanying Notes Are an Integral Part of the Financial Statements.

2

OMPHALOS CORP. (B.V. I.)
CONSOLIDATED AND COMBINED BALANCE SHEETS
December 31, 2007 and 2006

Liabilities and Shareholders' Equity	2007	2006
Current Liabilities
Accounts payable	$3,940,816	$3,194,389
Accrued salaries and bonus	42,081	1,057,659
Accured expenses	180,841	58,332
Advances from shareholders	-	46,998
Total current liabilities	4,163,738	4,357,378

Commitments and contingencies

Shareholders' Equity
Common stock, $0.5 par value, 100,000 shares
authorized, issued and outstanding as of 12/31/07	50,000	-
Capital contribution	-	434,215
Subscription receivable	-	(100,000)
Other comprehensive income	211,407	213,824
Retained Earnings	4,185,205	9,260,326
Total shareholders' equity	4,446,612	9,808,365

Total Liabilities and Shareholders' Equity	$8,610,350	$14,165,743

The Accompanying Notes Are an Integral Part of the Financial Statements.

3

OMPHALOS CORP. (B.V. I.)
CONSOLIDATED AND COMBINED STATEMENTS OF INCOME
For the Years Ended December 31, 2007 and 2006

	2007	2006

Operating revenue:
Sales of goods, net	$10,047,118	$13,782,980
Other operating revenue	378,013	24,175
Total operating revenue	10,425,131	13,807,155

Operating costs:
Cost of sales	7,026,432	10,139,012

Gross profit	3,398,699	3,668,143

Selling, general and administrative expenses	1,922,076	2,378,892

Income from operations	1,476,623	1,289,251

Other income (expenses)
Rental income	174	332
Interest income	284,272	266,076
Gain on foreign currency exchange	38,755	76,257
Gain on investment	-	2,118
Miscellaneous income	899	1,881
Total other income	324,100	346,665

Income before provision for income taxes	1,800,723	1,635,916

Provision for income taxes	-	-

Net Income	$1,800,723	$1,635,916

Weighted average number of common shares:
Basic and diluted	100,000	100,000

Not income per share:
Basic and diluted	$18.01	$16.36

The Accompanying Notes Are an Integral Part of the Financial Statements.

4

OMPHALOS CORP. (B.V. I.)
CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2007 and 2006

	Common Stock / Capital Contribution		Retained	Subscription	Comprehensive
	Shares	Amount	Earning	Receivable	Income (Loss)	Total

Balance at January 1, 2006		$434,215	$7,624,410	$(100,000)	$150,417	$8,109,042
Translation adjustment		-	-	-	63,407	63,407
Net income		-	1,635,916	-	-	1,635,916
Balance at December 31, 2006		434,215	9,260,326	(100,000)	213,824	9,808,365
Capital contribution		-	-	100,000	-	100,000
Reorganization	100,000	(384,215)	(2,045,230)	-	-	(2,429,445)
Dividends	-	-	(4,830,614)	-	-	(4,830,614)
Translation adjustment	-	-	-	-	(2,417)	(2,417)
Net income	-	-	1,800,723	-	-	1,800,723
Balance at December 31, 2007	100,000	$50,000	$4,185,205	$-	$211,407	$4,446,612

The Accompanying Notes Are an Integral Part of the Financial Statements.

5

OMPHALOS CORP. (B.V. I.)
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities
Net income	$1,800,723	$1,635,916
Adjustments to reconcile net income to net cash provided by
operating activities:
Amortization and depreciation	11,522	15,407
Loss on disposal of fixed assets	2,541	-
Foreign currency exchange (gains)	(38,755)	(76,257)
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	(2,069,560)	3,992,622
Decrease in inventory	283,580	451,701
(Increase) Decrease in prepaid and other assets	(27,128)	49,121
Increase (Decrease) in accounts payable	730,184	(5,274,379)
Increase (Decrease) in accrued expenses	(886,369)	536,628
(Decrease) in other long-term liabilities	-	(10,350)
Net cash provided by (used in) operating activities	(193,262)	1,320,409

Cash flows from investing activities
Acquisition of fixed assets	(19,228)	-
Proceeds received from disposition of assets	115,026	-
Distributions to shareholders for reorganization	(2,429,445)	-
Redemption (Purchase) of investments	877,603	(549,846)
Net cash (used in) investing activities	(1,456,044)	(549,846)

Cash flows from financing activities
Loans from (repayment to) related parties	(46,616)	110,528
Capital contribution	100,000	-
Dividend distributions	(4,830,614)	-
Net cash provided by (used in) financing activities	(4,777,230)	110,528

Effect of exchange rate changes on cash and cash equivalents	85,601	140,931

Net increase (decrease) in cash and cash equivalents	(6,340,935)	1,022,022

Cash and cash equivalents
Beginning	9,124,178	8,102,156
Ending	$2,783,243	$9,124,178

Supplemental disclosure of cash flows
Cash paid during the year for:
Interest expense	$-	$-
Income tax	$-	$-

The Accompanying Notes Are an Integral Part of the Financial Statements.

6

OMPHALOS CORP. (B.V. I.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Omphalos Corp. (B.V.I.) and its wholly owned subsidiaries (collectively, the “Company”). Omphalos Corp. (B.V.I.) is the sole owner of all of the outstanding shares of the following subsidiaries: Omphalos Corp.; All Fine Technology Co., Ltd.; and All Fine Technology Co., Ltd. (B.V.I.).

Omphalos Corp. (B.V.I.) was incorporated on October 30, 2001 under the laws of the British Virgin Islands. Omphalos Corp. (Taiwan) was incorporated on February 13, 1991 under the laws of Republic of China. All Fine Technology Co., Ltd. (Taiwan) was incorporated on March 23, 2004 under the laws of Republic of China. All Fine Technology Co., Ltd. (B.V.I.) was incorporated on February 2, 2005 under the laws of the British Virgin Islands. These companies were under common control and owned by same shareholders. On July 4, 2007, Omphalos Corp. (BVI) acquired Omphalos Corp. (Taiwan) and All Fine Technology Co. Ltd. (Taiwan) by paying $334,215 in cash to the shareholders. On October 19, 2007 Omphalos Corp. (BVI) completed the purchase of All Fine Technology Co. Ltd. (BVI) by paying $2,095,230 in cash to the shareholders. Omphalos Corp. (B.V.I) became the 100% shareholder of the other three entities. Pursuant to the common control and ownership of these four entities, the distributions to shareholders are similar to dividend distributions in essence.

Omphalos Corp. (B.V.I.) and its subsidiaries supplies a wide range of equipments and parts including reflow soldering ovens and automated optical inspection machines for printed circuit board (PCB) manufacturers in Taiwan and China.

Basis of Consolidation / Combination — For the year 2006, the combined financial statements include the accounts of Omphalos Corp., Omphalos Corp. (B.V.I.), All Fine Technology Co., Ltd., and All Fine Technology Co., Ltd.(B.V.I.). There companies were under common control and ownership. During the year 2007, these companies reorganized and Omphlaos Corp. (B.V.I.) becomes the sole owner of all of the outstanding shares of Omphalos Corp., All Fine Technology Co., Ltd., and All Fine Technology Co., Ltd. (B.V.I.). For the year 2007, the consolidated financial statements include the accounts of Omphalos Corp. (B.V.I.) and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

Segment Reporting — The Company determines and discloses its segments in accordance with SFAS No. 131 “ Disclosures about Segments of an Enterprise and Related Information” which uses a “management” approach for determining segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments. SFAS No. 131 also requires disclosures about products or services, geographic areas, and major customers. The Company’s management reporting structure provided for only one segment in 2007 and 2006 and accordingly, no separate segment information is presented.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contingencies — Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

Cash Equivalents, and Long-term Investments — Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Long-term investments consist of certificates of deposit (CDs) with maturities in excess of one year.

Accounts Receivable — Accounts receivable are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts at year end. Management determines the allowance for doubtful accounts by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventory — Inventory is carried at the lower of cost or market. Cost is determined by using the specific identification method. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value, and charges to operations for known and anticipated inventory obsolescence. Inventory consists substantially of finished goods and is net of an allowance for slow-moving inventory of $188,503 and $203,704 at December 31, 2007 and 2006, respectively.

8

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

Automobile	5 years
Furniture and fixtures	3 years
Machinery and equipment	3 to 5 years
Leasehold improvements	55 years

Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in the statement of income for the period.

Other Intangible Assets — Other intangible assets consist of patents and are accounted for at historical costs. The Company amortizes other intangible assets over their useful lives, as applicable.

Effective July 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The adoption of SFAS No. 142 requires an initial impairment assessment involving a comparison of the fair value of trademarks, patents and other intangible assets to current carrying value. No impairment loss was recognized for the year ended December 31, 2007. Patents, trademarks, and other intangible assets determined to have indefinite useful lives are not amortized. The Company tests such intangible assets with indefinite useful lives for impairment annually, or more frequently if events or circumstances indicate that an asset might be impaired. Trademarks, patents, and other intangible assets determined to have definite lives are amortized over their useful lives or the life of the trademark and other intangible asset, whichever is less.

Revenue Recognition — The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superceded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and services performed and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or service has not been performed or is subject to refund until such time that the Company and the customer jointly determine that the product or service has been delivered or performed or no refund will be required.

The Company derives revenues from the sale of equipments and parts to customers. The Company recognizes this revenue when title passes to and the risks and rewards of ownership have transferred to the customer based on the terms of the sales, and is recorded net of returns, discounts and allowances. Shipping and handling charges to customers are included in net sales. Shipping and handling charges incurred by the Company are included in cost of good sold.

9

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued) — SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-Deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant.

Research and Development Expenses — Research and development costs are generally expensed as incurred.

 Advertising Expense — Advertising costs are expensed as incurred. Advertising expense incurred for the years ended December 31, 2007 and 2006 totaled approximately $3,729 and $3,800, respectively.

Warranty Costs — Substantially all of the Company’s equpiments are sold with a one- to two-year warranty. The Company periodically assesses the adequacy of its recorded warranty accrual and adjusts the amounts as necessary. The Company estimates its warranty costs based on historical warranty claim experience and applies this estimate to the revenue stream for products under warranty. Future costs for warranties applicable to revenue recognized in the current period are charged to cost of revenue. The warranty accrual is reviewed quarterly to verify that it properly reflects the remaining obligation based on anticipated expenditures over the balance of the obligation period. Adjustments are made when accrual warranty claim experience differs from estimate.

To date, warranty costs incurred have been minimal in relation to the volume of revenues and have been within management’s expectation.

Income Taxes — Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled as prescribed in SFAS No. 109. A valuation allowance is established against deferred tax assets if it is more likely than not that all, or some portion, of such assets will not be realized.

Stock Based Compensation —The Company adopted Statement of Financial Accounting Standards No 123(R), “Share-Based Payments” (“SFAS No. 123R”) effective January 1, 2006. SFAS No. 123R amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R generally requires such transactions be accounted for using a fair-value-based method. The Company does not have any awards of stock-based compensation issued and outstanding at December 31, 2007.

10

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share — The Company computes net income (loss) per share pursuant to Statement of Financial Accounting Standards No. 128 “Earnings Per Share”. Basic net income (loss) per share is computed by dividing income or loss applicable to common shareholders by the weighted average number of shares of the Company’s common stock outstanding during the period. Diluted net income (loss) per share is determined in the same manner as basic net income (loss) per share except that the number of shares is increased assuming exercise of dilutive stock options, warrants and convertible debt using the treasury stock method and dilutive conversion of the Company’s convertible preferred stock. The basic and diluted earnings per share prior to reorganization on October 19, 2007 are based upon 100,000 shares, as required to comply with SFAS No. 128.

Impairment of Long-Lived Assets —The Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", effective December 15, 2001. The Company periodically evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset were less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

The assumptions used by management in determining the future cash flows are critical. In the event these expected cash flows are not realized, future impairment losses may be recorded. Management has determined that no impairments of long-lived assets currently exist.

Concentrations—

Credit Risk: Financial instruments that subject the Company to credit risk consist primarily of trade accounts receivable and investments. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The Company regularly evaluates securities to determine whether there has been any diminution in value that is deemed to be other than temporary.

Customers: The Company sells equipments and parts to printed circuit board (PCB) manufacturers in Taiwan and China. The Company performs ongoing credit evaluations of its customers’ financial condition and generally, requires no collateral. For the year ended December 31, 2007, three customers, each of who accounted for more than 10% of the Company’s total revenues, represented approximately 74% of its total revenues, and 67% of accounts receivable in aggregate at December 31, 2007. For the year ended December 31, 2006, three customers, each of who accounted for more than 10% of the Company’s total revenues, represented approximately 74% of its total revenues, and 72% of accounts receivable in aggregate at December 31, 2006.

Suppliers: For the year ended December 31, 2007, 98% of the Company’s inventory is purchased from two vendors. Management believes other vendors could supply similar products, but their terms may not be as favorable as currently being offered by these vendors. A change in suppliers, however, could cause a delay in availability of products and a possible loss of sales, which could adversely affect operating results.

11

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign-currency Transactions — Foreign-currency transactions are recorded in New Taiwan dollars (“NTD”) at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except for those foreign currency denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity.

Translation Adjustment — The accounts of the Company was maintained, and its financial statements were expressed, in New Taiwan Dollar (“NTD”). Such financial statements were translated into U.S. Dollars (“$” or “USD”) in accordance SFAS No. 52, "Foreign Currency Translation", with the NTD as the functional currency. According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder's equity are translated at the historical rates and income statement items are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income" as a component of shareholders’ equity.

As of December 31, 2007 and December 31, 2006 the exchange rates between the NTD and the USD ($) were NTD1=$0.03077 and NTD1=$0.03069, respectively. The weighted-average rates of exchange between NTD and USD were NTD1=$0.03044 and NTD1=$0.03075 for the years ended December 31, 2007 and December 31, 2006, respectively. Total translation adjustment recognized as of December 31, 2007 and December 31, 2006 is $211,407 and $213,824, respectively.

Statement of Cash Flows — In accordance with SFAS No. 95, "Statement of Cash Flows", cash flows from the Company's operations are based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Comprehensive Income — Comprehensive income includes accumulated foreign currency translation gains and losses. The Company has reported the components of comprehensive income on its statements of stockholders’ equity and comprehensive income (loss).

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, accounts receivable, deposits and accounts payable approximate their fair value because of the short maturity of those instruments.

The carrying amounts of the Company's long-term debt approximate their fair value because of the short maturity and/or interest rates which are comparable to those currently available to the Company on obligations with similar terms.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective January 1, 2008. In February 2008, the FASB deferred for one year the effective date of SFAS 157 only with respect to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring

12

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued)—basis, and removed certain leasing transactions from the scope of SFAS 157. The Company does not believe that the adoption of SFAS 157 will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective January 1, 2008. The Company has evaluated the impact of SFAS 159 and believes it will not significantly impact its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, ("SFAS 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective January 1, 2009, and will be applied prospectively. The impact of adopting SFAS 141R will depend on the nature and terms of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders' equity. SFAS 160 is effective January 1, 2009 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

2.	PROPERTY AND EQUIPMENT

The following is a summary of the Company’s property and equipment for the years ended December 31:

	2007	2006

Automobiles	$29,232	$29,156
Building and fixtures	-	147,890
Machinery and equipment	59,128	49,709
Leashold improvements	3,569	3,560
Land	-	78,506
	91,929	308,821
Less: accumulated depreciation	(78,121)	(112,760)

Property and equipment, net	$13,808	$196,061

13

3.	OTHER INTANGIBLE ASSETS

The following reconciliation of other intangible assets is as follows:

	Gross Carrying Value	Accumulated Amortization
Amortized intangible assets:
Patents	$31,205	$1,259

Amortization of intangible assets was $630 and $504 for the year ended December 31, 2007 and 2006, respectively.

Estimated amortization expense for the years ending December 31 is as follows:

2008	$502
2009	$502
2010	$502
2011	$502
2012	$502

4.	INCOME TAXES

Income before income taxes for the years ended December 31, 2007 and 2006 includes the results of operations of Taiwan and British Virgin Islands. Omphalos Corp. (B.V.I.) and All Fine Technology Co., Ltd. (B.V.I.) are incorporated in British Virgin Islands and are not required to pay income tax. Omphalos Corp. and All Fine Technology Co., Ltd. are incorporated in Taiwan and are subject to Taiwan tax law. The provision for income taxes calculated at the statutory rates in the combined statements of income is as follows for the years ended December 31:

	2007	2006
Current provision:
Computed (provision for) income taxes
at statutory rates in BVI	$-	$-
Computed (provision for) income taxes
at statutory rates in Taiwan	-	-
Total current provision	-	-

Deferred provision:	-	-
BVI	-	-
Taiwan	-
Valuation allowance	-	-
Total deferred provision	-	-
Provision for income taxes	$-	$-

14

4.	INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities are measured based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. There were no significant components of the deferred tax for the years ended December 31, 2007 and 2006.

5.	RELATED-PARTY TRANSACTIONS

Operating Leases---The Company leases its facility from a shareholder under an operating lease agreement which expires on December 31, 2007, and is currently on month to month lease arrangement. The monthly base rent is approximately $2,200. Rent expense under this lease agreement amounted to approximately $26,000 and $26,000 for the years ended December 31, 2007 and 2006, respectively.

Advances to / from Shareholders - The advances to or from shareholders are non-interest bearing and without fixed terms of repayment.

6.	COMPENSATED ABSENCES

Employees earn annual vacation leave at the rate of seven days per year for the first year. Upon completion of the first year of employment, employees earn one additional day for each additional year. At termination, employees are paid for any accumulated annual vacation leave. As of December 31, 2007, vacation liability existed in the amount of $15,610.

7.	OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders' equity, at December 31, 2007 and 2006 are as follows:

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income

Balance at January 1, 2006	$150,417	$150,417
Change for 2006	63,407	$63,407

Balance at December 31, 2006	213,824	213,824
Change for 2007	(2,417)	(2,417)

Balance at December 31, 2007	$211,407	$211,407

15

8.	COMMON STOCK

Stock split- On December 14, 2007, the Board of Directors authorized a two-for-one stock split of the Company’s common stock. All references to the number of common shares and the per common share amounts have been restated to reflect this stock split.

9.	PENSION PLAN

Omphalos Corp. (Taiwan) and All Fine Technology Co., Ltd. (Taiwan) were required to make monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in the Central Trust of China in the Republic of China (Taiwan).

Taiwan has a new pension scheme law effective July 1, 2005. The new pension scheme is a defined contribution scheme. All new employees who joined Omphalos Corp. (Taiwan) and All Fine Technology Co., Ltd. (Taiwan) after July 1, 2005 must participate in the new scheme. Existing employees can choose to stay with the old scheme or to join the new scheme. Under the new scheme, Omphalos Corp. (Taiwan) and All Fine Technology Co. (Taiwan) are required to contribute 6% of the employees’ salary into employees’ own pension fund accounts managed by the government.

Contributions to the pension plan totaled $19,635 and $20,073 for the years ended December 31, 2007 and 2006, respectively.

10.	SUBSEQUENT EVENTS

On February 5, 2008, each of the shareholders (the “Shareholders”) of Omphalos Corp. (B.V.I.) entered into and completed the transactions contemplated under a Share Exchange Agreement (the “Exchange Agreement”) with Soyodo Group Holdings, Inc. (the “Soyodo”)., pursuant to which Soyodo purchased from the Shareholders all issued and outstanding shares of Omphalos’ common stock in consideration for the issuance of an aggregate of 81,996,275 shares of Soyodo common stock (the "Share Exchange").

The Share Exchange resulted in a change in control of Soyodo with the Shareholders owning 81,996,275 shares of common stock of Soyodo out of a total of 90,191,275 issued and outstanding shares after giving effect to the Share Exchange. Also, the Shareholders were elected directors of Soyodo, subject to Soyodo’s disclosure obligations under the Securities Exchange Act of 1934, as amended, and appointed as its executive officers. As a result of the Exchange Agreement, (i) Omphalos became a wholly-owned subsidiary of Soyodo and (ii) the Soyodo succeeded to the business of Omphalos as its sole business.

******

16

Exhibit (b)

OMPHALOS CORP., OMPHALOS CORP. (B.V.I.),

ALL FINE TECHNOLOGY CO., LTD.,

AND ALL FINE TECHNOLOGY CO., LTD. (B.V.I.)

1.	COMBINED FINANCIAL STATEMENTS FOR THE YEARS ENDED

II.	DECEMBER 31, 2006 AND 2005 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Combined Balance Sheets	2 - 3

Combined Statements of Income	4

Combined Statements of Changes in Shareholders' Equity and Comprehensive Income	5

Combined Statements of Cash Flows	6

Notes to Combined Financial Statements	7 - 17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Omphalos Corp., Omphalos Corp.(B.V.I.),
All Fine Technology Co., Ltd., and All Fine Technology Co., Ltd.(B.V.I.)

We have audited the accompanying combined balance sheets of Omphalos Corp., Omphalos Corp. (B.V.I.), All Fine Technology Co., Ltd., and All Fine Technology Co., Ltd.(B.V.I.) as of December 31, 2006 and 2005, and the related combined statements of income, shareholders’ equity and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined financial position of Omphalos Corp., Omphalos Corp. (B.V.I.), All Fine Technology Co., Ltd., and All Fine Technology Co., Ltd.(B.V.I.) as of December 31, 2006 and 2005, and the combined results of their operations and their combined cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Simon & Edward, LLP

City of Industry, California
March 15, 2007

A.	OMPHALOS CORP., OMPHALOS CORP. (B.V.I.),

B.	ALL FINE TECHNOLOGY CO., LTD.,

C.	AND ALL FINE TECHNOLOGY CO., LTD. (B.V.I.)

COMBINED BALANCE SHEETS
December 31, 2006 and 2005

Assets	2006	2005
Current Assets
Cash and cash equivalents	$9,124,178	$8,102,156
Accounts receivable, net	1,795,676	5,733,419
Inventory, net	941,986	1,381,460
Prepaid and other current assets	93,213	141,079
Advances to shareholders	-	62,798
Short-term investments	80,487	77,735
Total current assets	12,035,540	15,498,647

Leasehold Improvements and Equipment, net	196,061	209,217

Intangible assets, net	20,375	20,708
Deposits	11,601	11,506
Long-term investments	1,902,166	1,344,465

Total Assets	$14,165,743	$17,084,543

The Accompanying Notes Are an Integral Part of the Financial Statements.

D.	OMPHALOS CORP., OMPHALOS CORP. (B.V.I.),

E.	ALL FINE TECHNOLOGY CO., LTD.,

F.	AND ALL FINE TECHNOLOGY CO., LTD. (B.V.I.)

COMBINED BALANCE SHEETS
December 31, 2006 and 2005

Liabilities and Shareholders' Equity	2006	2005
Current Liabilities
Accounts payable	$3,194,389	$8,389,573
Accrued salaries and bonus	1,057,659	527,188
Accured expenses	58,332	47,761
Customer deposits	-	733
Advances from shareholders	46,998	-
Total current liabilities	4,357,378	8,965,255

Lont-term notes payable	-	10,246

Commitments and contingencies

Shareholders' Equity
Capital contribution	434,215	434,215
Subscription receivable	(100,000)	(100,000)
Other comprehensive income	213,824	150,417
Retained Earnings	9,260,326	7,624,410
Total shareholders' equity	9,808,365	8,109,042

Total Liabilities and Shareholders' Equity	$14,165,743	$17,084,543

The Accompanying Notes Are an Integral Part of the Financial Statements.

G.	OMPHALOS CORP., OMPHALOS CORP. (B.V.I.),

H.	ALL FINE TECHNOLOGY CO., LTD.,

I.	AND ALL FINE TECHNOLOGY CO., LTD. (B.V.I.)

COMBINED STATEMENTS OF INCOME
For the Years Ended December 31, 2006 and 2005

	2006	2005

Operating revenue:
Sales of goods, net	$13,782,980	$17,309,701
Other operating revenue	24,175	181,025
Total operating revenue	13,807,155	17,490,726

Operating costs:
Cost of sales	10,139,012	14,562,035

Gross profit	3,668,143	2,928,691

Selling, general and administrative expenses	2,378,892	1,848,955

Income from operations	1,289,251	1,079,736

Other income (expenses)
Rental income	332	337
Interest expense	-	(3,512)
Interest income	266,076	175,289
Gain on foreign currency exchange	76,257	228,833
Gain on investment	2,118	3,627
Miscellaneous income (expenses)	1,881	(13,825)
Total other income	346,665	390,749

Income before provision for income taxes	1,635,916	1,470,485

Provision for income taxes	-	-

Net Income	$1,635,916	$1,470,485

The Accompanying Notes Are an Integral Part of the Financial Statements.

J.	OMPHALOS CORP., OMPHALOS CORP. (B.V.I.),

K.	ALL FINE TECHNOLOGY CO., LTD.,

L.	AND ALL FINE TECHNOLOGY CO., LTD. (B.V.I.)

COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2006 and 2005

	Capital	Retained	Subscription	Comprehensive
	Contribution	Earning	Receivable	Income (Loss)	Total

Balance at January 1, 2005	$384,215	$6,153,925	$(50,000)	$368,910	$6,857,050
Capital contribution	50,000		(50,000)		-
Translation adjustment				(218,493)	(218,493)
Net income	-	1,470,485		-	1,470,485
Balance at December 31, 2005	434,215	7,624,410	(100,000)	150,417	8,109,042
Translation adjustment				63,407	63,407
Net income	-	1,635,916		-	1,635,916
Balance at December 31, 2006	$434,215	$9,260,326	$(100,000)	$213,824	$9,808,365

The Accompanying Notes Are an Integral Part of the Financial Statements.

M.	OMPHALOS CORP., OMPHALOS CORP. (B.V.I.),

N.	ALL FINE TECHNOLOGY CO., LTD.,

O.	AND ALL FINE TECHNOLOGY CO., LTD. (B.V.I.)

COMBINED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities
Net income	$1,635,916	$1,470,485
Adjustments to reconcile net income to net cash provided by
operating activities:
Amortization and depreciation	15,407	31,245
Loss due to inventory value decline	13,936	194,463
Foreign currency exchange (gains)	(76,257)	(228,833)
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	3,992,622	(3,173,008)
(Increase) Decrease in inventory	437,765	(310,293)
Decrease in prepaid and other assets	49,121	130,726
Increase (Decrease) in accounts payable	(5,274,379)	4,972,462
Increase (Decrease) in accrued expenses	536,628	(436,829)
Increase (Decrease) in other long-term liabilities	(10,350)	10,492
Net cash provided by operating activities	1,320,409	2,660,910

Cash flows from investing activities
Acquisition of equipment	-	(7,391)
Acquisition of intangible assets	-	(21,332)
Purchases of investments	(549,846)	(41,271)
Net cash (used in) investing activities	(549,846)	(69,994)

Cash flows from financing activities
Loans from (repayment to) related parties	110,528	(64,304)
Net cash provided by (used in) financing activities	110,528	(64,304)

Effect of exchange rate changes on cash and cash equivalents	140,931	15,066

Net increase in cash and cash equivalents	1,022,022	2,541,677

Cash and cash equivalents
Beginning	8,102,156	5,560,479
Ending	$9,124,178	$8,102,156

Supplemental disclosure of cash flows
Cash paid during the year for:
Interest expense	$-	$3,512
Income tax	$-	$-

Supplemental disclosure of noncash financing activity
Subscription receivable from issuance of stocks	$-	$50,000

The Accompanying Notes Are an Integral Part of the Financial Statements.

P.	OMPHALOS CORP., OMPHALOS CORP. (B.V.I.), ALL FINE TECHNOLOGY CO., LTD.,

Q.	AND ALL FINE TECHNOLOGY CO., LTD. (B.V.I.)

NOTES TO COMBINED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization — Omphalos Corp. was incorporated on February 13, 1991 under the laws of Republic of China. Omphalos Corp. (B.V.I.) was incorporated on October 30, 2001 under the laws of the British Virgin Islands. All Fine Technology Co., Ltd. was incorporated on March 23, 2004 under the laws of Republic of China. All Fine Technology Co., Ltd. (B.V.I.) was incorporated on February 2, 2005 under the laws of the British Virgin Islands. Omphalos Corp., Omphalos Corp. (B.V.I.), All Fine Technology Co., Ltd., and All Fine Technology Co., Ltd.(B.V.I.) (collectively the “Company”) supply a wide range of equipments and parts including reflow soldering ovens and automated optical inspection machines for printed circuit board (PCB) manufacturers in Taiwan and China.

Basis of Combination — The combined financial statements include the accounts of Omphalos Corp., Omphalos Corp. (B.V.I.), All Fine Technology Co., Ltd., and All Fine Technology Co., Ltd.(B.V.I.). These companies are under common control and ownership. All significant intercompany accounts and transactions are eliminated.

 Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contingencies — Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material would be disclosed.

Loss contingencies considered to be remote by management are generally not disclosed unless they involve guarantees, in which case the guarantee would be disclosed.

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Equivalents, Investments, and Long-term Investments — Cash equivalents are included at cost, which approximates market. At December 31, 2006, the Company’s cash equivalents were held primarily by three financial institutions. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents, while those having original maturities in excess of three months are classified as investments or as long-term investments when maturities are in excess of one year. Investment and long-term investments consist of certificates of deposit (CDs) and marketable securities.

At the date of acquisition of an investment security, management designates the security as belonging to a trading portfolio, an available-for-sale portfolio, or a held-to-maturity portfolio. Currently, the Company holds no securities designated as held-to-maturity or available-for-sale. All investment securities are classified as trading according to management’s intent and carried at fair value. Unrealized holding gains and losses for trading securities are included in earnings.

Accounts Receivable — Accounts receivable are carried at original invoice amount less an estimate for doubtful receivables based on a review of all outstanding amounts at year end. Management determines the allowance for doubtful accounts by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventory — Inventory is carried at the lower of cost or market. Cost is determined by using the specific identification method. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value, and charges to operations for known and anticipated inventory obsolescence. Inventory consists substantially of finished goods and is net of an allowance for slow-moving inventory of $203,704 and $189,909 at December 31, 2006 and 2005, respectively.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

Automobile	5 years
Furniture and fixtures	3 years
Machinery and equipment	3 to 5 years
Leasehold improvements	55 years

Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in the statement of income for the period.

The Accompanying Notes Are an Integral Part of the Financial Statements.

2.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other Intangible Assets — Other intangible assets consist of patents and are accounted for at historical costs. The Company amortizes other intangible assets over their useful lives, as applicable.

Effective July 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The adoption of SFAS No. 142 requires an initial impairment assessment involving a comparison of the fair value of trademarks, patents and other intangible assets to current carrying value. No impairment loss was recognized for the year ended December 31, 2006. Patents, trademarks, and other intangible assets determined to have indefinite useful lives are not amortized. The Company tests such intangible assets with indefinite useful lives for impairment annually, or more frequently if events or circumstances indicate that an asset might be impaired. Trademarks, patents, and other intangible assets determined to have definite lives are amortized over their useful lives or the life of the trademark and other intangible asset, whichever is less.

Revenue Recognition — The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB104"), which superceded Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB101"). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the products delivered and services performed and the collectibility of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or service has not been performed or is subject to refund until such time that the Company and the customer jointly determine that the product or service has been delivered or performed or no refund will be required.

The Company derives revenues from the sale of equipments and parts to customers. The Company recognizes this revenue when title passes to and the risks and rewards of ownership have transferred to the customer based on the terms of the sales, and is recorded net of returns, discounts and allowances. Shipping and handling charges to customers are included in net sales. Shipping and handling charges incurred by the Company are included in cost of good sold.

SAB 104 incorporates Emerging Issues Task Force 00-21 ("EITF 00-21"), Multiple-Deliverable Revenue Arrangements. EITF 00-21 addresses accounting for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The effect of implementing EITF 00-21 on the Company's financial position and results of operations was not significant.

Research and Development Expenses — Research and development costs are generally expensed as incurred.

The Accompanying Notes Are an Integral Part of the Financial Statements.

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Warranty Costs — Substantially all of the Company’s equpiments are sold with a one- to two-year warranty. The Company periodically assesses the adequacy of its recorded warranty accrual and adjusts the amounts as necessary. The Company estimates its warranty costs based on historical warranty claim experience and applies this estimate to the revenue stream for products under warranty. Future costs for warranties applicable to revenue recognized in the current period are charged to cost of revenue. The warranty accrual is reviewed quarterly to verify that it properly reflects the remaining obligation based on anticipated expenditures over the balance of the obligation period. Adjustments are made when accrual warranty claim experience differs from estimate.

To date, warranty costs incurred have been minimal in relation to the volume of revenues and have been within management’s expectation.

Income Taxes — Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled as prescribed in SFAS No. 109. A valuation allowance is established against deferred tax assets if it is more likely than not that all, or some portion, of such assets will not be realized.

Stock Based Compensation —The Company adopted Statement of Financial Accounting Standards No 123(R), “Share-Based Payments” (“SFAS No. 123R”) effective January 1, 2006. SFAS No. 123R amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R generally requires such transactions be accounted for using a fair-value-based method. The Company does not have any awards of stock-based compensation issued and outstanding at December 31, 2006 and 2005.

Impairment of Long-Lived Assets —The Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", effective December 15, 2001. The Company periodically evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset were less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

The assumptions used by management in determining the future cash flows are critical. In the event these expected cash flows are not realized, future impairment losses may be recorded. Management has determined that no impairments of long-lived assets currently exist.

The Accompanying Notes Are an Integral Part of the Financial Statements.

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations—

Credit Risk: Financial instruments that subject the Company to credit risk consist primarily of trade accounts receivable and investments. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses. The Company regularly evaluates securities to determine whether there has been any diminution in value that is deemed to be other than temporary.

Customers: The Company sells equipments and parts to printed circuit board (PCB) manufacturers in Taiwan and China. The Company performs ongoing credit evaluations of its customers’ financial condition and generally, requires no collateral. For the year ended December 31, 2006, three customers, each of who accounted for more than 10% of the Company’s total revenues, represented approximately 74% of the its total revenues, and 72% of accounts receivable in aggregate at December 31, 2006. For the year ended December 31, 2005, four customers, each of who accounted for more than 10% of the Company’s total revenues, represented approximately 85% of the its total revenues, and 89% of accounts receivable in aggregate at December 31, 2005.

Suppliers: For the year ended December 31, 2006, 98% of the Company’s inventory is purchased from two vendors. Management believes other vendors could supply similar products, but their terms may not be as favorable as currently being offered by these vendors. A change in suppliers, however, could cause a delay in availability of products and a possible loss of sales, which could adversely affect operating results.

Foreign-currency Transactions — Foreign-currency transactions are recorded in New Taiwan dollars (“NTD”) at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except for those foreign currency denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity.

Translation Adjustment — The accounts of the Company was maintained, and its financial statements were expressed, in New Taiwan Dollar (“NTD”). Such financial statements were translated into U.S. Dollars (“$” or “USD”) in accordance SFAS No. 52, "Foreign Currency Translation", with the NTD as the functional currency. According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder's equity are translated at the historical rates and income statement items are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income" as a component of shareholders’ equity.

As of December 31, 2006 and December 31, 2005 the exchange rates between the NTD and the USD ($) were NTD1=$0.03069 and NTD1=$0.03044, respectively. The weighted-average rates of exchange between NTD and USD were NTD1=$0.03075 and NTD1=$0.03117 for the years ended December 31, 2006 and December 31, 2005, respectively. Total translation adjustment recognized as of December 31, 2006 and December 31, 2005 is $213,824 and $150,417, respectively.

The Accompanying Notes Are an Integral Part of the Financial Statements.

2.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Statement of Cash Flows — In accordance with SFAS No. 95, "Statement of Cash Flows", cash flows from the Company's operations are based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Comprehensive Income — Comprehensive income includes accumulated foreign currency translation gains and losses. The Company has reported the components of comprehensive income on its statements of stockholders’ equity and comprehensive income (loss).

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, accounts receivable, deposits and accounts payable approximate their fair value because of the short maturity of those instruments.

The carrying amounts of the Company's long-term debt approximate their fair value because of the short maturity and/or interest rates which are comparable to those currently available to the Company on obligations with similar terms.

Recently Issued Accounting Pronouncements — In May 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), a replacement of Accounting Principles Board Opinion No. 20, "Accounting Changes", and Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period of specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends Statement No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("SFAS 133") and Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140"). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instruments. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company's financial position.

The Accompanying Notes Are an Integral Part of the Financial Statements.

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued) —

In March 2006, the FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets” (“SFAS 156”), an amendment of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The company is currently evaluating the provisions of FIN 48.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurement, which provides guidance for applying the definition of fair value to various accounting pronouncements” (“SFAS 157”). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the provisions of SFAS 157.

In September 2006, the FASB also issued Statement No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 amends SFAS 87, 88, 106, and 132R, and requires employers to recognize the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in its statement of financial position. SFAS No. 158 is effective as of the end of fiscal years ending after December 15, 2006. SFAS 158 is not applicable to the Company, as it does not have a defined benefit pension plan.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin 108 ("SAB 108"), considering the Effect of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, that addresses how uncorrected errors in previous years should be considered when quantifying errors in the current year financial statements. SAB 108 is effective for fiscal years ending November 15, 2006 and, upon adoption, companies are allowed to record the effects as a cumulative-effect adjustment to retained earnings. The Company will adopt SAB 108 for its fiscal year ending December 31, 2006 and is assessing what impact, if any, the adoption of SAB 108 will have on its financial position and results of operations.

The Accompanying Notes Are an Integral Part of the Financial Statements.

2.	PROPERTY AND EQUIPMENT

The following is a summary of the Company’s property and equipment for the years ended December 31:

	2006	2005

Automobiles	$29,156	$28,918
Building and fixtures	147,890	146,685
Machinery and equipment	49,709	49,304
Leashold improvements	3,560	3,530
Land	78,506	77,867
	308,821	306,304
Less: accumulated depreciation	(112,760)	(97,088)

Property and equipment, net	$196,061	$209,217

3.	OTHER INTANGIBLE ASSETS

The following reconciliation of other intangible assets is as follows:

	Gross Carrying Value	Accumulated Amortization
Amortized intangible assets:
Patents	$21,004	$629

Amortization of intangible assets was $504 and $125 for the year ended December 31, 2006 and 2005, respectively.

Estimated amortization expense for the years ending December 31 is as follows:

2007	$504
2008	$504
2009	$504
2010	$504
2011	$504

The Accompanying Notes Are an Integral Part of the Financial Statements.

4.	INCOME TAXES

Income before income taxes for the years ended December 31, 2006 and 2005 includes the results of operations of Taiwan and BVI. Omphalos Corp. (B.V.I.) and All Fine Technology Co., Ltd. (B.V.I.) are incorporated in British Virgin Islands and are not required to pay income tax. Omphalos Corp. and All Fine Technology Co., Ltd. are incorporated in Taiwan and are subject to Taiwan tax law. The provision for income taxes calculated at the statutory rates in the combined statements of income is as follows for the years ended December 31:

	2006	2005
Current provision:
Computed (provision for) income taxes at statutory rates in BVI	$-	$-
Computed (provision for) income taxes at statutory rates in Taiwan	-	-
Total current provision	-	-

Deferred provision:	-	-
BVI	-	-
Taiwan	-
Valuation allowance	-	-
Total deferred provision	-	-
Provision for income taxes	$-	$-

Deferred tax assets and liabilities are measured based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. There were no significant components of the deferred tax for the years ended December 31, 2006 and 2005.

5.	RELATED-PARTY TRANSACTIONS

Operating Leases—The Company leases its facility from a shareholder under an operating lease agreement which expires on December 31, 2007. The monthly base rent is approximately $2,200. Rent expense under this lease agreement amounted to approximately $26,000 and $26,000 for the years ended December 31, 2006 and 2005, respectively.

Approximately future minimum annual obligations under the above operating lease at December 31, 2006 are as follows:

2007	$26,000
Total	$26,000

The Accompanying Notes Are an Integral Part of the Financial Statements.

Advances to / from Shareholders – The advances to or from shareholders are non-interest bearing and without fixed terms of repayment.

6.	COMPENSATED ABSENCES

Employees earn annual vacation leave at the rate of seven days per year for the first year. Upon completion of the first year of employment, employees earn one additional day for each additional year. At termination, employees are paid for any accumulated annual vacation leave. As of December 31, 2006, vacation liability existed in the amount of $3,371.

7.	OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders' equity, at December 31, 2006 and 2005 are as follows:

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income

Balance at January 1, 2005	$368,910	$368,910
Change for 2005	(218,493)	$(218,493)

Balance at December 31, 2005	150,417	150,417
Change for 2006	63,407	63,407

Balance at December 31, 2006	$213,824	$213,824

8.	PENSION PLAN

Omphalos Corp. (Taiwan) and All Fine Technology Co., Ltd. (Taiwan) were required to make monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in the Central Trust of China in the Republic of China (Taiwan).

Taiwan has a new pension scheme law effective July 1, 2005. The new pension scheme is a defined contribution scheme. All new employees who joined Omphalos Corp. (Taiwan) and All Fine Technology Co., Ltd. (Taiwan) after July 1, 2005 must participate in the new scheme. Existing employees can choose to stay with the old scheme or to join the new scheme. Under the new scheme, Omphalos Corp. (Taiwan) and All Fine Technology Co. (Taiwan) are required to contribute 6% of the employees’ salary into employees’ own pension fund accounts managed by the government.

Contributions to the pension plan totaled $20,073 and $9,218 for the years ended December 31, 2006 and 2005, respectively.

The Accompanying Notes Are an Integral Part of the Financial Statements.

9.	COMMITMENTS

Letter of Credit -Inventory – At December 31, 2006, the Company has an outstanding irrevocable letter of credit in the amount of JPY ¥ 7,600,000 or $63,840. This letter of credit, which has term of three months, collateralizes the Company’s obligation to a third party for the purchase of inventory. The fair value of this letter of credit approximates contract values based on the nature of the fee arrangements with the issuing bank.

Operating Leases – The Company leases office facilities (Note 5), warehouses, and certain equipments under operating leases that expire through 2008. Rental expense for these leases was $64,704 and $86,481 for the years ended December 31, 2006 and 2005, respectively. Future minimum lease commitments on non-cancelable operating leases are as follows:

For the year ended December 31,	Amount
2007	$54,394
2008	1,440

Total	$55,834

The Accompanying Notes Are an Integral Part of the Financial Statements.

Exhibit 16.1

Simon & Edward, LLP
Certified Public Accountants & Consultants
A PCAOB Registered CPA Firm
17700 Castleton Street, Suite 200
City of Industry, CA 91748
U.S.A.
Tel: +1 626 854 6500
Fax: +1 626 854 6505

September 29, 2008

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Gentlemen:

We have read the statements made by Omphalos, Corp. (the “Company”) pursuant to Item 4.01(a) of Form 8-K/A, dated April 23, 2007, to be filed by the Company. We agree with the statements concerning our firm contained in Item 401(a) of such Form 8-K/A.

Very truly yours,

/s/ Simon & Edward, LLP
Simon & Edward, LLP

The Accompanying Notes Are an Integral Part of the Financial Statements.

Exhibit 23.1

Simon & Edward, LLP
Certified Public Accountants & Consultants
A PCAOB Registered CPA Firm
17700 Castleton Street, Suite 200
City of Industry, CA 91748
U.S.A.
Tel: +1 626 854 6500
Fax: +1 626 854 6505

Ms. PI Yun Chu
Chief Financial Officer
Omphalos Corporation
Unit 2, 15 It, 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County
Taiwan

Re: Omphalos, Corp.

CONSENT OF INDEPENDENT AUDITORS
Company’s Report on Form 8-K, for the period ending December 31, 2006

Dear Ms. Chu,

We consent to the incorporation in the referenced report of the Company of our report on the financial statements of the Company as its registered independent auditors dated March 15, 2007, for the period(s) ending December 31, 2006 and December 31, 2005.  We further consent to the reference to us in the section on Experts.

Respectfully submitted,

/s/ Simon & Edward, LLP
Simon & Edward, LLP

October 2, 2008

The Accompanying Notes Are an Integral Part of the Financial Statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q/A

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2008

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT FOR THE TRANSITION PERIOD FROM __________ TO __________ COMMISSION FILE NUMBER ________________

OMPHALOS, CORP.
(Exact name of registrant as specified in its charter)

Nevada	84-1482082
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Unit 2, 15 Fl., 83, Nankan Rd. Sec. 1,
Luchu Taoyuan County
Taiwan
(Address of principal executive offices, Zip Code)

011-8863-322-9658
(Registrant’s telephone number, including area code)

Soyodo Group Holdings, Inc.
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of shares of registrant’s common stock outstanding, as of May 6, 2008 was 30,063,759

The quarterly report of Omphalos, Corp. (the “Company”), for the fiscal quarter ended March 31, 2008, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on May 15, 2008, is hereby amended to provide amended financial statements and financial statement disclosure, and provide revised Section 302 Certifications, filed herewith as Exhibit 31.1 and Exhibit 31.2, and revised Section 906 Certifications, filed herewith as Exhibit 32.1 and 32.2, in each case compliant with the requirements for Section 302 Certifications and Section 906 Certifications, respectively.

PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements.

OMPHALOS, CORP.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008

CONTENTS

Page

Condensed Consolidated Balance Sheets	1 - 2

Condensed Consolidated Statements of Operations	3

Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income	4

Condensed Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6- 11

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2008	2007
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$3,972,249	$2,783,243
Accounts receivable, net	2,383,066	3,892,353
Inventory, net	916,374	657,788
Prepaid and other current assets	173,089	132,508
Due from shareholders	95,520	-
Total current assets	7,540,298	7,465,892

Leasehold Improvements and Equipment, net	13,519	13,808

Intangible assets, net	35,958	29,946
Deposits	28,116	-
Long-term investments	300,230	1,100,704

Total Assets	$7,918,121	$8,610,350

The Accompanying Notes Are an Integral Part of the Financial Statements.

1

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2008	2007
	(Unaudited)
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$4,001,346	$3,940,816
Accrued salaries and bonus	45,321	42,081
Accured expenses	44,164	180,841
Total current liabilities	4,090,831	4,163,738

Shareholders' Equity
Common stock, $0.0001 par value, 120,000,000 shares authorized, 81,996,275 and 90,191,275 shares issued and outstanding as of December 31, 2007 and March 31, 2008, respectively	9,020	8,200
Additional paid-in capital	41,510	41,800
Other comprehensive income	443,681	211,407
Retained earnings	3,333,079	4,185,205
Total shareholders' equity	3,827,290	4,446,612

Total Liabilities and Shareholders' Equity	$7,918,121	$8,610,350

The Accompanying Notes Are an Integral Part of the Financial Statements.

2

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited)

	March 31, 2008	March 31, 2007

Operating revenue:
Sales of goods, net	$1,543,978	$810,322
Other operating revenue	3,171	-
Total operating revenue	1,547,149	810,322

Operating costs:
Cost of sales	1,210,768	531,377

Gross profit	336,381	278,945

Selling, general and administrative expenses	421,605	410,160

Loss from operations	(85,224)	(131,215)

Other income (expenses)
Interest income	4,759	71,606
Gain (loss) on foreign currency exchange	(589,943)	183,244
Gain on investment	-	15,879
Miscellaneous income	-	1,590
Total other income	(585,184)	272,319

Income (loss) before provision for income taxes	(670,408)	141,104

Provision for income taxes	-	-

Net Income (loss)	$(670,408)	$141,104

Weighted average number of common shares:
Basic and diluted	28,983,099	27,332,092

Not income (loss) per share:
Basic and diluted	$(0.02)	$0.01

The Accompanying Notes Are an Integral Part of the Financial Statements.

3

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
For the Three Months Ended March 31, 2008
(Unaudited)

	Common Stock		Additonal	Retained	Comprehensive
	Shares	Amount	Paid-in Capital	Earning	Income (Loss)	Total

Balance at December 31, 2007	81,996,275	$8,200	$41,800	$4,185,205	$211,407	$4,446,612
Reorganization and recapitalization	8,195,000	820	(290)	-	-	530
Dividend Distributions	-	-	-	(181,718)	-	(181,718)
Translation adjustment	-	-	-	-	232,274	232,274
Net loss	-	-	-	(670,408)	-	(670,408)
Balance at March 31, 2008	90,191,275	$9,020	$41,510	$3,333,079	$443,681	$3,827,290

The Accompanying Notes Are an Integral Part of the Financial Statements.

4

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2008 and 2007
(Unaudited)

	March 31, 2008	March 31, 2007
Cash flows from operating activities
Net income (loss)	$(670,408)	$141,104
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	1,339	3,579
Loss due to inventory value decline	5,823	-
Gain on sales of property	(3,171)	-
Foreign currency exchange loss (gains)	589,943	(183,244)
Changes in assets and liabilities:
(Increase) Decrease in accounts receivable	1,715,787	183,623
(Increase) Decrease in inventory	(210,632)	120,098
Decrease in prepaid and other assets	(57,254)	(53,428)
Increase (Decrease) in accounts payable	(206,931)	(1,185,430)
Increase (Decrease) in accrued expenses	(143,536)	(810,357)
Net cash provided by (used in) operating activities	1,020,960	(1,784,055)

Cash flows from investing activities
Redemption of investments	845,135	272,246
Acquisition of patents	(3,906)	-
Proceeds received from disposition of equipment	3,171	-
Net cash provided by investing activities	844,400	272,246

Cash flows from financing activities
Due to (from) related parties	(92,009)	564,506
Dividend distribution	(181,718)	-
Capital contribution	-	96,789
Net cash provided by (used in) financing activities	(273,727)	661,295

Effect of exchange rate changes on cash and cash equivalents	(402,627)	46,808

Net increase (decrease) in cash and cash equivalents	1,189,006	(803,706)

Cash and cash equivalents
Beginning	2,783,243	9,124,178
Ending	$3,972,249	$8,320,472

Supplemental disclosure of cash flows
Cash paid during the period for:
Interest expense	$-	$-
Income tax	$-	$-

The Accompanying Notes Are an Integral Part of the Financial Statements.

5

OMPHALOS, CORP.
(FORMERLY SOYODO GROUP HOLDINGS, INC.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2008

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accompanying unaudited interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and generally accepted accounting principles for interim financial reporting. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three-month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

Organization — Soyodo Group Holdings, Inc. (the “Soyodo”) was incorporated on May 15, 1997 as Quixit, Inc. under the laws of the state of Colorado. On January 16, 2003, TOP Group Corp., a New York corporation, purchased 4,400,000 shares of the Company's common stock, which represented 88% of the Company's outstanding capital stock at that time. Prior to the change in control, the Company's purpose was to investigate opportunities to be acquired by a company that desired to be registered under the Securities Exchange Act of 1934, as amended. In March 2003, the Company changed its state of incorporation from Colorado to Delaware, and changed its name from Quixit, Inc. to TOP Group Holdings, Inc. In August of 2005, the company changed its name from TOP Group Holdings, Inc. to Soyodo Group Holdings, Inc.

In the second quarter of 2005, the company decided to commence a chain of member-only stores in locations with large Chinese immigrant populations, offering Chinese culture-related merchandise such as books, pre-recorded CDs, stationery, gifts, and sports goods. Subsequently, six retail stores had been opened. On June 30, 2006, however, the Company started to concentrate on its wholesale operation and sold to its majority shareholder & principal executive officer, all the six retail stores. Then on November 30, 2006, the company decided to go back to its original plan of investigate opportunities to be acquired and sold to its majority shareholder the remaining wholesale operation.

On February 5, 2008, Soyodo Group Holdings, Inc. entered into and completed the transactions contemplated under a Share Exchange Agreement (the “Exchange Agreement”) with each of the shareholders (the “Shareholders”) of Omphalos Corp. (B.V.I.), a British Virgin Islands corporation, pursuant to which Soyodo purchased from the Shareholders all issued and outstanding shares of Omphalos Corp. (B.V.I.)’ common stock in consideration for the issuance of an aggregate of 81,996,275 shares of Soyodo common stock (the "Share Exchange"). The Share Exchange resulted in a change in control of Soyodo with the Shareholders owning 81,996,275 shares of common stock of the Company out of a total of 90,191,275 issued and outstanding shares after giving effect to the Share Exchange. Also, the Shareholders were elected directors of the Company, subject to Soyodo’s disclosure obligations under the Securities Exchange Act of 1934, as amended, and appointed as its executive officers. As a result of the Exchange Agreement, (i) Omphalos Corp. (B.V.I.) became a wholly-owned subsidiary of Soyodo and (ii) the Soyodo succeeded to the business of Omphalos Corp. (B.V.I.) as its sole business.

The Accompanying Notes Are an Integral Part of the Financial Statements.

6

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Organization (Continued) —Effective April 18, 2008 Soyodo entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omphalos, Corp., a Nevada corporation. Pursuant to the Merger Agreement, Soyodo was merged with and into the surviving corporation, Omphalos Corp. The certificate of incorporation and bylaws of the surviving corporation became the certificate of incorporation and bylaws of the Company, and the directors and officers of Soyodo became the members of the board of directors and officers of the Company. Following the execution of the Merger Agreement, the Company filed with the Secretary of State of Delaware and Nevada, a Certificate of Merger. Omphalos, Corp is incorporated on April 15, 2008 under the laws of the state of Nevada. The main purpose of the merger is to change the company’s name to Omphalos, Corp.

Omphalos Corp. (B.V.I.) was incorporated on October 30, 2001 under the laws of the British Virgin Islands. Omphalos Corp. (Taiwan) was incorporated on February 13, 1991 under the laws of Republic of China. All Fine Technology Co., Ltd. (Taiwan) was incorporated on March 23, 2004 under the laws of Republic of China. All Fine Technology Co., Ltd. (B.V.I.) was incorporated on February 2, 2005 under the laws of the British Virgin Islands. These companies were under common control and owned by same shareholders. On July 4, 2007, Omphalos Corp. (BVI) acquired Omphalos Corp. (Taiwan) and All Fine Technology Co. Ltd. (Taiwan) by paying $334,215 in cash to the shareholders. On October 19, 2007 Omphalos Corp. (BVI) completed the purchase of All Fine Technology Co. Ltd. (BVI) by paying $2,095,230 in cash to the shareholders. Omphalos Corp. (B.V.I) became the 100% shareholder of the other three entities. Pursuant to the common control and ownership of these four entities, the distributions to shareholders are similar to dividend distributions in essence.

Omphalos Corp. (B.V.I.) and its subsidiaries supplies a wide range of equipments and parts including reflow soldering ovens and automated optical inspection machines for printed circuit board (PCB) manufacturers in Taiwan and China. Collectively Omphalos, Corp. (formerly Soyodo Group Holdings Inc.) and these four corporations are referred to herein as the "Company".

Basis of Consolidation / Combination — The aforementioned stock exchange transaction made Omphalos Corp. (B.V.I.) a wholly owned subsidiary of Soyodo after issuing 81,996,275 shares of Soyodo's common stock and resulted in the shareholders of Omphalos (B.V.I.) obtaining a majority voting interest in Soyodo. Accounting principles generally accepted in the United States require an assessment of which entity is considered the accounting acquirer when an exchange of stock occurs regardless of the legal form of the acquisition. The factors to consider include which entity's shareholders will own the majority of the voting common stock after the acquisition and the composition of the governing body and the management of the company after the acquisition. Omphalos was determined to be the acquirer for accounting purposes. Additionally, when an acquisition takes place between a company with minimal or no operations (a shell company) and an operating company, the transaction is treated as a recapitalization rather than a business combination. As Soyodo is considered to be a shell company, the transaction was treated as a recapitalization of Omphalos Corp. (B.V.I.).

Omphalos Corp. (B.V.I.) is the continuing operating entity for financial reporting purposes, and the financial statements prior to March 31, 2008 represent Omphalos Corp. (B.V.I.)' financial position and results of operations. As of March 31, 2008, Soyodo had net assets of $530 with 8,195,000 shares of common stock outstanding, all of which were included in the consolidated financial statements of Omphalos. Please see the unaudited stockholders' equity statement for the period from January 1, 2008 to March 31, 2008.

The Accompanying Notes Are an Integral Part of the Financial Statements.

7

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Consolidation / Combination (Continued) —For the period ended March 31, 2007, the financial statements include the combined accounts of Omphalos Corp. (B.V.I.), Omphalos Corp. (Taiwan), All Fine Technology Co., Ltd. (Taiwan), and All Fine Technology Co., Ltd.(B.V.I.). There companies were under common control and ownership. During the year 2007, these companies reorganized and Omphlaos Corp. (B.V.I.) becomes the sole owner of all of the outstanding shares of Omphalos Corp. (Taiwan), All Fine Technology Co., Ltd. (Taiwan), and All Fine Technology Co., Ltd. (B.V.I.). For the period ended March 31, 2008, the consolidated financial statements include the accounts of Omphalos Corp. (B.V.I.) and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents, and Long-term Investments — Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Long-term investments consist of certificates of deposit (CDs) with maturities in excess of one year.

Inventory — Inventory is carried at the lower of cost or market. Cost is determined by using the specific identification method. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value, and charges to operations for known and anticipated inventory obsolescence. Inventory consists substantially of finished goods and is net of an allowance for slow-moving inventory of $207,719 and $188,503 at March 31, 2008 and December 31, 2007, respectively.

Intangible Assets —Include cost of patent applications that are deferred and charged to operations over their useful lives. The accumulated amortization is $1,482 and $1,259 at March 31, 2008 and December 31, 2007, respectively. Annual amortization expense of such intangible assets is expected to be $575 per year for the next five years.

Foreign-currency Transactions — Foreign-currency transactions are recorded in New Taiwan dollars (“NTD”) at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except for those foreign currencies denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity.

The Accompanying Notes Are an Integral Part of the Financial Statements.

8

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Translation Adjustment — The accounts of the Company was maintained, and its financial statements were expressed, in New Taiwan Dollar (“NTD”). Such financial statements were translated into U.S. Dollars (“$” or “USD”) in accordance SFAS No. 52, "Foreign Currency Translation", with the NTD as the functional currency. According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder's equity are translated at the historical rates and income statement items are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income" as a component of shareholders’ equity.

As of March 31, 2008 and December 31, 2007 the exchange rates between the NTD and the USD ($) were NTD1=$0.03292. and NTD1=$0.03077, respectively The weighted-average rates of exchange between NTD and USD were NTD1=$0.03171 and NTD1=$0.03037 for the three months ended March 31, 2008 and March 31, 2007, respectively. Total translation adjustment recognized as of March 31, 2008 and December 31, 2007 is $443,681 and $211,407, respectively.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective January 1, 2008. In February 2008, the FASB deferred for one year the effective date of SFAS 157 only with respect to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, and removed certain leasing transactions from the scope of SFAS 157. The Company has adopted SFAS 157 in its financial statements. The adoption of SFAS 157 does not have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective January 1, 2008. The adoption of SFAS 159 does not have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, ("SFAS 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective January 1, 2009, and will be applied prospectively. The impact of adopting SFAS 141R will depend on the nature and terms of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders' equity. SFAS 160 is effective January 1, 2009 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

The Accompanying Notes Are an Integral Part of the Financial Statements.

9

2.	RELATED-PARTY TRANSACTIONS

Operating Leases---The Company leases its facility from a shareholder under an operating lease agreement which expires on December 31, 2008. The monthly base rent is approximately $2,200. Rent expense under this lease agreement amounted to approximately $6,600 and $6,600 for the periods ended March 31, 2008 and 2007, respectively.

Advances to / from Shareholders –The advances to or from shareholders are non-interest bearing and without fixed terms of repayment.

3.	OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders' equity, at March 31, 2008 and December 31, 2007 are as follows:

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income

Balance at December 31, 2007	$211,407	$211,407
Change for the period	232,274	$232,274

Balance at March 31, 2008	$443,681	$443,681

4.	FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 157, effective January 1, 2008. SFAS No. 157 applies to “Long-term investments”, which were composed of certificates of deposit that were measured and reported on a fair value basis.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value of certificates of deposit, the Company uses the market approach. SFAS No. 157 establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available. The Company does not currently have any financial instruments utilizing Level 1 inputs.

The Accompanying Notes Are an Integral Part of the Financial Statements.

10

4.	FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The certificates of deposit, which were the only component of long-term investments, utilized Level 2 inputs. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The Company does not currently have any financial instruments utilizing Level 3 inputs. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following table summarizes by level within the fair value hierarchy “Long-term investments” as of March 31, 2008.

	Level 2	Total
Long-term Investments
Certificates of deposit	$300,230	$300,230
	$300,230	$300,230

5.	SUBSEQUENT EVENTS

Effective April, 15, 2008, Soyodo Group Holdings, Inc. filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware, to effect a one (1) for three (3) reverse split of the issued and outstanding common shares of Soyodo whereby every three shares of common stock held were exchanged for one share of common stock. As a result, the issued and outstanding shares of common stock were reduced from 90,191,276 prior to the reverse split to approximately 30,063,759 following the reverse stock split. The authorized capital remained at 120,000,000 shares of common stock and any shareholder who beneficially owned a fractional share of common stock after the reverse stock split had their fractional share rounded up to the nearest whole share. The weighted average numbers of common shares used in the computations of basic and diluted earnings per share have been adjusted for all periods presented to reflect this reverse stock split.

Effective April 18, 2008 Soyodo entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omphalos, Corp., a Nevada corporation. Pursuant to the Merger Agreement, Soyodo was merged with and into the surviving corporation, Omphalos Corp. The certificate of incorporation and bylaws of the surviving corporation became the certificate of incorporation and bylaws of the Company, and the directors and officers of Soyodo became the members of the board of directors and officers of the Company. Following the execution of the Merger Agreement, the Company filed with the Secretary of State of Delaware and Nevada, a Certificate of Merger.

The Accompanying Notes Are an Integral Part of the Financial Statements.

11

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMPHALOS, CORP.

Date: November 26, 2008	By:	/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board

Date: November 26, 2008	By:	/s/ Chu Pi Yun
Chu Pi Yun
Chief Financial Officer, Chief Accounting Officer and Director

The Accompanying Notes Are an Integral Part of the Financial Statements.

12

EXHIBIT 31.1
CERTIFICATION
I, Sheng-Peir Yang, certify that:

1. I have reviewed the quarterly report on Form 10-Q, of Omphalos, Corp. (“registrant”), for the period ended March 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2008, as amended by this Form 10-Q/A of registrant, Inc. filed with the SEC on the date hereof (as amended, the “report”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

November 26, 2008	/s/ Sheng-Peir Yang
Sheng-Peir Yang Chief Executive Officer

The Accompanying Notes Are an Integral Part of the Financial Statements.

13

EXHIBIT 31.2
 CERTIFICATION

I, Chu Pi Yun, certify that:

1.    I have reviewed the quarterly report on Form 10-Q, of Omphalos, Corp. (“registrant”), for the period ended March 31, 2008, filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2008, as amended by this Form 10-Q/A of registrant, Inc. filed with the SEC on the date hereof (as amended, the “report”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

November 26, 2008	/s/ Chu Pi Yun
Chu Pi Yun Chief Financial Officer

The Accompanying Notes Are an Integral Part of the Financial Statements.

14

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Omphalos, Corp. (the “Company”) on Form 10-Q for the period  ended March 31, 2008 as filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2008, as amended by this Form 10-Q/A of the Company filed with the SEC on the date hereof (the “Report”), the undersigned Chief Executive Officer of the Company, certifies, pursuant to 18 U.S.C. Section  1350 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. section  1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

November 26, 2008	/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer

The Accompanying Notes Are an Integral Part of the Financial Statements.

15

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Omphalos, Corp. (the “Company”) on Form 10-Q for the period  ended March 31, 2008 as filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2008, as amended by this Form 10-Q/A of the Company filed with the SEC on the date hereof (the “Report”), the undersigned Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, certifies, pursuant to 18 U.S.C. Section  1350 of the Sarbanes-Oxley Act of 2002, that:

(3)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. section  1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

November 26, 2008	/s/ Chu Pi Yun
Chu Pi Yun
Chief Financial Officer

The Accompanying Notes Are an Integral Part of the Financial Statements.

16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q/A

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT FOR THE TRANSITION PERIOD FROM __________ TO __________ COMMISSION FILE NUMBER ___000-32341_____________

OMPHALOS, CORP.
(Exact name of registrant as specified in its charter)

Nevada	84-1482082
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Unit 2, 15 Fl., 83, Nankan Rd. Sec. 1,
Luchu Taoyuan County
Taiwan
(Address of principal executive offices, Zip Code)

011-8863-322-9658
(Registrant’s telephone number, including area code)

Soyodo Group Holdings, Inc.
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

The number of shares of registrant’s common stock outstanding, as of August 1, 2008 was 30,063,759.

The quarterly report of Omphalos, Corp. (the “Company”), for the fiscal quarter ended June 30, 2008, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on August 13, 2008, is hereby amended to provide amended financial statements and financial statement disclosure, and provide revised Section 302 Certifications, filed herewith as Exhibit 31.1 and Exhibit 31.2, and revised Section 906 Certifications, filed herewith as Exhibit 32.1 and 32.2, in each case compliant with the requirements for Section 302 Certifications and Section 906 Certifications, respectively.

PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements.

OMPHALOS, CORP.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

CONTENTS

Page

Condensed Consolidated Balance Sheets	1 - 2

Condensed Consolidated Statements of Operations	3

Condensed Consolidated Statements of Shareholders' Equity and Comprehensive Income	4

Condensed Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6- 11

OMPHALOS, CORP.

(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2008	2007
	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$2,181,954	$2,783,243
Accounts receivable, net	4,050,337	3,892,353
Inventory, net	1,463,773	657,788
Prepaid and other current assets	130,592	132,508
Due from shareholders	100,603	-
Total current assets	7,927,259	7,465,892

Leasehold Improvements and Equipment, net	12,251	13,808

Intangible assets, net	37,199	29,946
Deposits	26,788	-
Long-term investments	-	1,100,704

Total Assets	$8,003,497	$8,610,350

The Accompanying Notes Are an Integral Part of the Financial Statements.

1

OMPHALOS, CORP.

(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2008	2007
	(Unaudited)
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	$3,065,474	$3,940,816
Accrued salaries and bonus	45,601	42,081
Accured expenses	54,199	180,841
Total current liabilities	3,165,274	4,163,738

Shareholders' Equity
Common stock, $0.0001 par value, 120,000,000 shares authorized, 27,332,092 and 30,063,759 shares issued and outstanding as of December 31, 2007 and June 30, 2008, respectively	3,007	2,733
Additional paid-in capital	47,523	47,267
Other comprehensive income	471,057	211,407
Retained earnings	4,316,636	4,185,205
Total shareholders' equity	4,838,223	4,446,612

Total Liabilities and Shareholders' Equity	$8,003,497	$8,610,350

The Accompanying Notes Are an Integral Part of the Financial Statements.

2

OMPHALOS, CORP.

(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited)

	Six Months Ended		Three Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Operating revenue:
Sales of goods, net	$5,341,128	$4,913,152	$3,797,150	$4,102,829
Other operating revenue	3,228	-	57	-
Total operating revenue	5,344,356	4,913,152	3,797,207	4,102,829

Operating costs:
Cost of sales	3,709,998	3,264,295	2,501,664	2,732,917

Gross Profit	1,634,358	1,648,857	1,295,543	1,369,912

Selling, general and administrative expenses	898,388	865,353	476,784	455,193

Income from operations	735,970	783,504	818,759	914,719

Other income
Interest income	10,590	115,568	5,831	43,961
Gain (loss) on foreign currency exchange	(433,411)	20,814	156,532	(162,430)
Gain on investment	-	38,423	-	22,544
Miscellaneous income	-	2,855	2,434	1,266
Total other income	(422,821)	177,660	164,797	(94,659)

Income before provision for income taxes	313,149	961,164	983,556	820,060

Provision for income taxes	-	-	-	-

Net Income	$313,149	$961,164	$983,556	$820,060

Weighted average number of common stock:
Basic and Diluted	29,538,438	27,332,092	30,063,759	27,332,092

Net income (loss) per share:
Basic and Diluted	0.01	0.04	0.03	0.03

The Accompanying Notes Are an Integral Part of the Financial Statements.

3

OMPHALOS, CORP.

(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
For the Six Months Ended June 30, 2008
(Unaudited)

	Common Stock		Additonal	Retained	Comprehensive
	Shares	Amount	Paid-in Capital	Earning	Income	Total

Balance at December 31, 2007	27,332,092	$2,733	$47,267	$4,185,205	$211,407	$4,446,612
Reorganization and recapitalization	2,731,667	274	256	-	-	530
Dividend distributions	-	-	-	(181,718)	-	(181,718)
Translation adjustment	-	-	-	-	259,650	259,650
Net income	-	-	-	313,149	-	313,149
Balance at June 30, 2008	30,063,759	$3,007	$47,523	$4,316,636	$471,057	$4,838,223

The Accompanying Notes Are an Integral Part of the Financial Statements.

4

OMPHALOS, CORP.

(FORMERLY SOYODO GROUP HOLDINGS, INC.)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2008 and 2007
(Unaudited)

	June 30, 2008	June 30, 2007
Cash flows from operating activities
Net income	$313,149	$961,164
Adjustments to reconcile net income to net cash used in operating activities:	.	.
Amortization and depreciation	1,466	8,574
Loss due to inventory value decline	3,389
Loss (gain) on sale of property	(3,228)	2,527
Foreign currency exchange loss (gains)	433,411	(20,814)
Changes in assets and liabilities:
Decrease (Increase) in accounts receivable	108,149	(1,904,017)
Decrease (Increase) in inventory	(749,946)	210,515
(Increase) Decrease in prepaid and other assets	(15,451)	(8,300)
Increase (Decrease) in accounts payable	(1,125,587)	265,108
(Decrease) in accrued expenses	(135,912)	(970,264)
Net cash used in operating activities	(1,170,560)	(1,455,507)

Cash flows from investing activities
Capital contribution	-	96,470
Redemption of investments	1,154,720	364,050
Purchase of equipment	(5,358)	(8,047)
Proceeds received from disposition of equipment	3,228	115,026
Net cash provided by investing activities	1,152,590	567,499

Cash flows from financing activities
Dividend distribution	(181,718)	-
Loans to shareholders	(98,737)	(2,951,221)
Net cash used in financing activities	(280,455)	(2,951,221)

Effect of exchange rate changes on cash and cash equivalents	(302,864)	(73,245)

Net decrease in cash and cash equivalents	(601,289)	(3,912,474)

Cash and cash equivalents
Beginning	2,783,243	9,124,178
Ending	$2,181,954	$5,211,704

Supplemental disclosure of cash flows
Cash paid during the period for:
Interest expense	$-	$-
Income tax	$-	$-

Supplemental disclosure of noncash financing activities
Note receivable received in connection with sale of property	$-	$60,540

The Accompanying Notes Are an Integral Part of the Financial Statements.

5

OMPHALOS, CORP.

(FORMERLY SOYODO GROUP HOLDINGS, INC.)
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - June 30, 2008

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accompanying unaudited interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and generally accepted accounting principles for interim financial reporting. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the six-month period ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

Organization — Soyodo Group Holdings, Inc. (the “Soyodo”) was incorporated on May 15, 1997 as Quixit, Inc. under the laws of the state of Colorado. On January 16, 2003, TOP Group Corp., a New York corporation, purchased 4,400,000 shares of the Company's common stock, which represented 88% of the Company's outstanding capital stock at that time. Prior to the change in control, the Company's purpose was to investigate opportunities to be acquired by a company that desired to be registered under the Securities Exchange Act of 1934, as amended. In March 2003, the Company changed its state of incorporation from Colorado to Delaware, and changed its name from Quixit, Inc. to TOP Group Holdings, Inc. In August of 2005, the company changed its name from TOP Group Holdings, Inc. to Soyodo Group Holdings, Inc.

In the second quarter of 2005, the company decided to commence a chain of member-only stores in locations with large Chinese immigrant populations, offering Chinese culture-related merchandise such as books, pre-recorded CDs, stationery, gifts, and sports goods. Subsequently, six retail stores had been opened. On June 30, 2006, however, the Company started to concentrate on its wholesale operation and sold to its majority shareholder & principal executive officer, all the six retail stores. Then on November 30, 2006, the company decided to go back to its original plan of investigate opportunities to be acquired and sold to its majority shareholder the remaining wholesale operation.

On February 5, 2008, Soyodo Group Holdings, Inc. entered into and completed the transactions contemplated under a Share Exchange Agreement (the “Exchange Agreement”) with each of the shareholders (the “Shareholders”) of Omphalos Corp. (B.V.I.), a British Virgin Islands corporation, pursuant to which Soyodo purchased from the Shareholders all issued and outstanding shares of Omphalos Corp. (B.V.I.)’ common stock in consideration for the issuance of an aggregate of 81,996,275 shares of Soyodo common stock (the "Share Exchange"). The Share Exchange resulted in a change in control of Soyodo with the Shareholders owning 81,996,275 shares of common stock of the Company out of a total of 90,191,275 issued and outstanding shares after giving effect to the Share Exchange. Also, the Shareholders were elected directors of the Company, subject to Soyodo’s disclosure obligations under the Securities Exchange Act of 1934, as amended, and appointed as its executive officers. As a result of the Exchange Agreement, (i) Omphalos Corp. (B.V.I.) became a wholly-owned subsidiary of Soyodo and (ii) the Soyodo succeeded to the business of Omphalos Corp. (B.V.I.) as its sole business.

6

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Effective April 18, 2008 Soyodo entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omphalos, Corp., a Nevada corporation. Pursuant to the Merger Agreement, Soyodo was merged with and into the surviving corporation, Omphalos Corp. The certificate of incorporation and bylaws of the surviving corporation became the certificate of incorporation and bylaws of the Company, and the directors and officers of Soyodo became the members of the board of directors and officers of the Company. Following the execution of the Merger Agreement, the Company filed with the Secretary of State of Delaware and Nevada, a Certificate of Merger. Omphalos, Corp is incorporated on April 15, 2008 under the laws of the state of Nevada. The main purpose of the merger is to change the company’s name to Omphalos, Corp.

Omphalos Corp. (B.V.I.) was incorporated on October 30, 2001 under the laws of the British Virgin Islands. Omphalos Corp. (Taiwan) was incorporated on February 13, 1991 under the laws of Republic of China. All Fine Technology Co., Ltd. (Taiwan) was incorporated on March 23, 2004 under the laws of Republic of China. All Fine Technology Co., Ltd. (B.V.I.) was incorporated on February 2, 2005 under the laws of the British Virgin Islands. These companies were under common control and owned by same shareholders. On July 4, 2007, Omphalos Corp. (BVI) acquired Omphalos Corp. (Taiwan) and All Fine Technology Co. Ltd. (Taiwan) by paying $334,215 in cash to the shareholders. On October 19, 2007 Omphalos Corp. (BVI) completed the purchase of All Fine Technology Co. Ltd. (BVI) by paying $2,095,230 in cash to the shareholders. Omphalos Corp. (B.V.I) became the 100% shareholder of the other three entities. Pursuant to the common control and ownership of these four entities, the distributions to shareholders are similar to dividend distributions in essence.

Omphalos Corp. (B.V.I.) and its subsidiaries supplies a wide range of equipments and parts including reflow soldering ovens and automated optical inspection machines for printed circuit board (PCB) manufacturers in Taiwan and China. Collectively Omphalos, Corp. (formerly Soyodo Group Holdings Inc.) and these four corporations are referred to herein as the "Company".

Basis of Consolidation / Combination — The aforementioned stock exchange transaction made Omphalos Corp. (B.V.I.) a wholly owned subsidiary of Soyodo after issuing 81,996,275 shares of Soyodo's common stock and resulted in the shareholders of Omphalos (B.V.I.) obtaining a majority voting interest in Soyodo. Accounting principles generally accepted in the United States require an assessment of which entity is considered the accounting acquirer when an exchange of stock occurs regardless of the legal form of the acquisition. The factors to consider include which entity's shareholders will own the majority of the voting common stock after the acquisition and the composition of the governing body and the management of the company after the acquisition. Omphalos was determined to be the acquirer for accounting purposes. Additionally, when an acquisition takes place between a company with minimal or no operations (a shell company) and an operating company, the transaction is treated as a recapitalization rather than a business combination. As Soyodo is considered to be a shell company, the transaction was treated as a recapitalization of Omphalos Corp. (B.V.I.).

For the period ended June 30, 2007, the financial statements include the combined accounts of Omphalos Corp. (B.V.I.), Omphalos Corp. (Taiwan), All Fine Technology Co., Ltd. (Taiwan), and All Fine Technology Co., Ltd.(B.V.I.). There companies were under common control and ownership. During the year 2007, these companies reorganized and Omphlaos Corp. (B.V.I.) becomes the sole owner of all of the outstanding shares of Omphalos Corp. (Taiwan), All Fine Technology Co., Ltd. (Taiwan), and All Fine Technology Co., Ltd. (B.V.I.). For the period ended June 30, 2008, the consolidated financial statements include the accounts of Omphalos Corp. (B.V.I.) and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

7

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents, and Long-term Investments — Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Long-term investments consist of certificates of deposit (CDs) with maturities in excess of one year.

Inventory — Inventory is carried at the lower of cost or market. Cost is determined by using the specific identification method. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value, and charges to operations for known and anticipated inventory obsolescence. Inventory consists substantially of finished goods and is net of an allowance for slow-moving inventory of $204,944 and $188,503 at June 30, 2008 and December 31, 2007, respectively.

Intangible Assets —Include cost of patent applications that are deferred and charged to operations over their useful lives. The accumulated amortization is $1,614 and $1,259 at June 30, 2008 and December 31, 2007, respectively. Annual amortization expense of such intangible assets is expected to be $575 per year for the next five years.

Foreign-currency Transactions — Foreign-currency transactions are recorded in New Taiwan dollars (“NTD”) at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except for those foreign currencies denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity.

Translation Adjustment — The accounts of the Company was maintained, and its financial statements were expressed, in New Taiwan Dollar (“NTD”). Such financial statements were translated into U.S. Dollars (“$” or “USD”) in accordance SFAS No. 52, "Foreign Currency Translation", with the NTD as the functional currency. According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder's equity are translated at the historical rates and income statement items are translated at the weighted average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income" as a component of shareholders’ equity.

8

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As of June 30, 2008 and December 31, 2007 the exchange rates between the NTD and the USD ($) were NTD1=$0.03289. and NTD1=$0.03077, respectively The weighted-average rates of exchange between NTD and USD were NTD1=$0.03228 and NTD1=$0.03027 for the six months ended June 30, 2008 and June 30, 2007, respectively. Total translation adjustment recognized as of June 30, 2008 and December 31, 2007 is $471,057 and $211,407, respectively.

Recently Issued Accounting Pronouncements — In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective January 1, 2008. In February 2008, the FASB deferred for one year the effective date of SFAS 157 only with respect to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, and removed certain leasing transactions from the scope of SFAS 157. The Company has adopted SFAS 157 in its financial statements. The adoption of SFAS 157 does not have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FASB Statement No. 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective January 1, 2008. The adoption of SFAS 159 does not have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, ("SFAS 141R"), which changes how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 141R is effective January 1, 2009, and will be applied prospectively. The impact of adopting SFAS 141R will depend on the nature and terms of future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, which changes the accounting and reporting standards for the noncontrolling interests in a subsidiary in consolidated financial statements. SFAS 160 recharacterizes minority interests as noncontrolling interests and requires noncontrolling interests to be classified as a component of shareholders' equity. SFAS 160 is effective January 1, 2009 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

During March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS No. 161). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 also improves transparency about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under Statement 133; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently assessing the impact of SFAS No. 161.

9

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In May 2008, the Financial Accounting Standards Board (FASB) issued Statements of Financial Standards No. 162 (SFAS 162), “The Hierarchy of Generally Accepted Accounting Principles.” SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities.

Recently Issued Accounting Pronouncements (Continued)— SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” It is only effective for nongovernmental entities; therefore, the GAAP hierarchy will remain in SAS 69 for state and local governmental entities and federal governmental entities. The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

2.	RELATED-PARTY TRANSACTIONS

Operating Leases—The Company leases its facility from a shareholder under an operating lease agreement which expires on December 31, 2008. The monthly base rent is approximately $2,200. Rent expense under this lease agreement amounted to approximately $13,200 and $13,200 for the six-month periods ended June 30, 2008 and 2007, respectively.

Advances to / from Shareholders – The advances to or from shareholders are non-interest bearing and without fixed terms of repayment.

3.	OTHER COMPREHENSIVE INCOME

Balances of related after-tax components comprising accumulated other comprehensive income (loss), included in stockholders' equity, at June 30, 2008 and December 31, 2007 are as follows:

	Foreign Currency Translation Adjustment	Accumulated Other Comprehensive Income

Balance at December 31, 2007	$211,407	$211,407
Change for the period	259,650	$259,650

Balance at June 30, 2008	$471,057	$471,057

10

4.	COMMON STOCK

Effective April, 15, 2008, Soyodo Group Holdings, Inc. filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware, to effect a one (1) for three (3) reverse split of the issued and outstanding common shares of Soyodo whereby every three shares of common stock held were exchanged for one share of common stock. As a result, the issued and outstanding shares of common stock were reduced from 90,191,275 prior to the reverse split to approximately 30,063,759 following the reverse stock split. The authorized capital remained at 120,000,000 shares of common stock and any shareholder who beneficially owned a fractional share of common stock after the reverse stock split had their fractional share rounded up to the nearest whole share.

All references in the accompanying financial statements to the number of shares outstanding, per share amounts of the Company’s common stock have been adjusted to reflect the effect of the stock reverse split. Shareholders’ equity reflects the stock reverse split by reclassifying from “Common Stock” to “Additional Paid-in Capital” an amount equal to the par value of the decreased shares arising from the reverse split.

11

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMPHALOS, CORP.

Date: November 26, 2008	By:	/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board

Date: November 26, 2008	By:	/s/ Chu Pi Yun
Chu Pi Yun
Chief Financial Officer, Chief Accounting Officer and Director

12

EXHIBIT 31.1

CERTIFICATION

I, Sheng-Peir Yang, certify that:

1. I have reviewed the quarterly report on Form 10-Q, of Omphalos, Corp. (“registrant”), for the period ended June 30, 2008, filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2008, as amended by this Form 10-Q/A of registrant, Inc. filed with the SEC on the date hereof (as amended, the “report”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

November 26, 2008	/s/ Sheng-Peir Yang
Sheng-Peir Yang Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Chu Pi Yun, certify that:

1.    I have reviewed the quarterly report on Form 10-Q, of Omphalos, Corp. (“registrant”), for the period June 30, 2008, filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2008, 2008, as amended by this Form 10-Q/A of registrant, Inc. filed with the SEC on the date hereof (as amended, the “report”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

November 26, 2008	/s/ Chu Pi Yun
Chu Pi Yun Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Omphalos, Corp. (the “Company”) on Form 10-Q for the period  June 30, 2008, filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2008, as amended by this Form 10-Q/A of the Company filed with the SEC on the date hereof (the “Report”), the undersigned Chief Executive Officer of the Company, certifies, pursuant to 18 U.S.C. Section  1350 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. section  1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

November 26, 2008	/s/ Sheng-Peir Yang
Sheng-Peir Yang
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Omphalos, Corp. (the “Company”) on Form 10-Q for the period  ended June 30, 2008 as filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2008, as amended by this Form 10-Q/A of the Company filed with the SEC on the date hereof (the “Report”), the undersigned Chief Financial Officer (Principal Financial and Accounting Officer) of the Company, certifies, pursuant to 18 U.S.C. Section  1350 of the Sarbanes-Oxley Act of 2002, that:

(3)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. section  1350 and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

November 26, 2008	/s/ Chu Pi Yun
Chu Pi Yun
Chief Financial Officer